LYNCH, CHAPPELL & ALSUP
A PROFESSIONAL CORPORATION
ATTORNEYS
THE SUMMIT, SUITE 700
300 NORTH MARIENFELD
MIDLAND, TEXAS 79701
(432) 683-3351
TELECOPIER (432) 683-8346
April 13, 2009
Via Edgar and Federal Express
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention:	Tracey L. McNeil, Division of Corporation Finance

Re:	Parallel Petroleum Corporation Form 10-K for the Fiscal Year Ended December 31, 2008 Filed February 23, 2009 File No. 000-13305
Dear Ladies and Gentlemen:
     We write this letter on behalf of Parallel Petroleum Corporation (“Parallel”) to respond to the comment letter received from the Staff on March 31, 2009 (the “Comment Letter”), relating to Parallel’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (“Parallel’s 10-K”).
     We have numbered each of the responses to correspond to the numbering of the comments in the Comment Letter. For your convenience, we have repeated each comment (in bold type) immediately preceding the corresponding response.
Form 10-K for the Fiscal Year Ended December 31, 2008
Item 10. Directors, Executive Officers and Corporate Governance, page 83
1.	We note your disclosure that Mr. Nash was a consultant “from February 2004 until December 2006” and that he has been a director “since 2007.” In future filings, please clarify Mr. Nash’s biographical sketch to account for any ambiguities with regard to time and his principal occupation and employment information for the prior five year period.

Securities and Exchange Commission
April 13, 2009

Response No. 1
     Parallel confirms that, in future filings, it will clarify Mr. Nash’s biography as requested. In this regard, we note that Mr. Nash has been retired since 2003 and future filings will so indicate.
Exhibits 31.1 and 31.2
2.	Please confirm to us that, in future filings, your certifications will appear exactly as set forth in Item 601(b)(31) of Regulation S-K. We note in particular that paragraph 4(d) should include the parenthetical language “(the registrant’s fourth fiscal quarter in the case of an annual report)”.
Response No. 2
     Parallel confirms that, in future filings, the certifications in Exhibits 31.1 and 31.2 will appear exactly as set forth in Item 601(b)(31) of Regulation S-K, including the parenthetical language cited by the Staff.
Engineering Comments
Developments in 2008 and 2009, page 2
About Our Business Strategies, page 5
3.	Please clarify for us the criteria you consider in pursuing your preference for obtaining positions in long-lived oil and natural gas reserves, over positions in properties that have shorter reserve lives.
Response No. 3
     In 2002, Parallel changed its primary business plan from one dominated by exploration along the Gulf Coast of Texas to one whose primary focus was on the acquisition and development of under exploited proven assets in the Permian Basin and in the acquisition of undeveloped leasehold in natural gas resource play areas. This decision was made to provide Parallel greater certainty in growing production, reserves and shareholder value through time. This strategy also mitigates the negative impact of producing assets with steep natural decline rates, such as the Gulf Coast area.
     Parallel has not adopted any specific quantitative guidelines for the screening of prospective leasehold or producing property acquisitions. However, desirable attributes

Securities and Exchange Commission
April 13, 2009

related to reserve life include a reserve to production ratio of greater than 15 years and stabilized exponential decline rates of less than 20% per year.
4.	You state that from 2001 to 2008 you have replaced 337% of your production. Please also disclose the manner by which you have made this calculation; and submit your computations for review. Also, as it appears that you have replaced much less in 2007 and 2008, it would be helpful to also disclose the recent annual figures, so that investor will be able to see the trend of this metric.
Response No. 4
     The 337% replacement factor disclosed on page 5 of Parallel’s 10-K was derived as follows:
Reserve Replacement Computation

	Reserves At Year-End			Annual Production			Replacement
Year	Oil	Gas	BOE	Oil	Gas	BOE	Actual	Percentage

2000	974	15,686	3,588
2001	916	13,947	3,241	139	3,266	683	336	49%
2002	10,271	15,633	12,877	130	2,669	575	10,211	1,776%
2003	12,084	16,271	14,796	629	3,356	1,188	3,107	262%
2004	18,916	16,825	21,720	729	2,690	1,177	8,101	688%
2005	21,192	25,237	25,398	923	3,592	1,522	5,200	342%
2006	28,721	58,896	38,537	1,137	6,539	2,227	15,366	690%
2007	28,434	57,234	37,973	1,051	7,422	2,288	1,724	75%
2008	21,206	71,833	33,179	1,027	10,944	2,851	(1,943)	(68)%

	Cumulative Reserve Replacement					12,511	42,102	337%
     Parallel agrees that it would be helpful to disclose recent annual reserve replacement percentages. In this regard, in future filings Parallel will make the disclosures described in response to Staff comment number 6. Additionally, Parallel will add language similar to the following when disclosing this percentage in future filings.
“This percentage is calculated by dividing (A) the net increase in proved reserves from January 1, 2001 to December 31, 2008, plus production for the related eight-year period by (B) the amount of production during such period, expressed as a percentage.”

Securities and Exchange Commission
April 13, 2009

5.	You indicate that in 2009 your total planned capital budget will be approximately $29 million and according to information provided in investor conferences you will drill approximately 45 fewer wells in 2009 compared to 2008. We note that in 2008 you spent over $88 million just on development costs.

Please tell us how many proved undeveloped reserves you have removed from your proved reserves as a result of this significant decline in your capital budget. Please also explain the extent to which changing your assumptions about the timing of development, rather than whether or not development will occur, has impacted the adjustment to reserves that would have otherwise been anticipated.
Response No. 5
     Parallel’s revised 2009 capital budget of $29.1 million is in direct response to (1) the relationship between continuing declines in oil and natural gas prices and disproportionately high costs of goods and services and (2) Parallel’s farm-out of its Barnett Shale interests to Chesapeake Energy Corporation. Both the budget revision and the Barnett Shale farm-out were announced in a press release dated February 12, 2009.
     The revised drilling plans associated with the budget revision were subsequent to and have no significant impact on the overall December 31, 2008 reserve report. As a result, Parallel does not expect to remove any individual reserve cases in its next reserve evaluation. Specifically, there were a total of 10 PUD wells in the Permian Basin that were originally planned to be drilled during 2009 that Parallel now plans to drill in 2010. These 10 wells have a combined year-end SEC PV10 value of approximately $6.7 million. Sliding them one year under the same oil and natural gas pricing and investment assumptions will reduce the SEC PV10 value to approximately $6 million. In addition, there are 10 Barnett Shale PUD wells in the 2008 year-end reserve report with 2009 start dates, which Parallel still expects to be drilled, but which will now be subject to the farm-out agreement with Chesapeake which was entered into on February 11, 2009. The farm-out to Chesapeake would have reduced the SEC PV10 value of these Barnett Shale development wells by approximately $2.0 million at December 31, 2008. As in the case of Parallel’s budget revisions, the Chesapeake farm-out was subsequent to and had no impact on the December 31, 2008 reserve report. Both the timing changes and the ownership changes will be further addressed in future filings. All other changes in drilling plans involved wells with no currently booked reserves.

Securities and Exchange Commission
April 13, 2009

Risk Factors, page 17
We must replace oil and natural gas reserves that we produce . . . . page 21
6.	Risk factor should be as specific to you as possible. This risk factor could apply to any company in the industry. Please expand your disclosure to include your reserve replacement ratio for each of the last three years.
Response No. 6
     In future filings, Parallel will include a revised risk factor as requested. Set forth below is the risk factor with the proposed changes marked.
We must replace oil and natural gas reserves that we produce. Failure to replace reserves may negatively affect our business.
     In the last three years, the rate at which we have replaced oil and natural gas that we have produced has declined. Our reserve replacement ratio for the years ended December 31, 2006, 2007 and 2008 has been 6.90 to 1, .75 to 1 and (.68) to 1, respectively. Our future performance depends in part upon our ability to find, develop and acquire additional oil and natural gas reserves that are economically recoverable. Our proved reserves decline as they are depleted and we must locate and develop or acquire new oil and natural gas reserves to replace reserves being depleted by production. In addition, if our reserves and production decline, then the amount we are able to borrow under our credit agreement will also decline. No assurance can be given that we will be able to find and develop or acquire additional reserves on an economic basis. If we cannot economically replace our reserves, our results of operations may be materially adversely affected.
Supplemental Oil and Natural Gas Reserve Data, page F-45
7.	Please provide us with schedules showing separately the amount of revisions to oil reserves and also to gas reserves in 2008, representing changes due to performance and changes due to changing prices.
Response No. 7
     As shown in the following table, the revisions to oil reserves were primarily due to the large drop in oil prices. The revisions to natural gas reserves were a combination of downward revisions due to the large drop in natural gas prices and upward revisions due to improved performance. The improved performance was primarily the result of

Securities and Exchange Commission
April 13, 2009

improved flow rates in the Barnett Shale properties from compressor installation and pipeline upgrades, resulting in lower well head pressures.

Reserve Revisions At December 31, 2008

Oil Reserves (MBO)
Performance	(857)
Pricing	(7,425)

Total	(8,282)

Natural Gas Reserves (MMCF)
Performance	5,534
Pricing	(4,916)

Total	618

8.	Please tell us the amount of oil and gas that was estimated to be produced in 2008 from your total proved reserves in your end of year 2007 reserve report. Please reconcile any significant differences with your actual 2008 oil and gas production.
Response No. 8
     In accordance with Parallel’s year-end 2007 reserve report, Parallel’s 2008 production was estimated to be 1,238 MBO and 8,502 MMCF. The table set forth below shows the reconciliation of significant differences between actual and estimated 2008 production.

2008 Production Reconciliation (Projected versus Actual)
	Oil	Gas
	(MBO)	(MMCF)

Estimated 2008 production per 12/31/07 reserve study	1,238	8,502
Acquisition of additional interest in existing property	44	68
Improved performance	0	711
Production from exploratory projects drilled in 2008	0	1,814
Differences due to timing of development drilling	0	18
Differences due to timing of waterflood development(1)	(255)	(169)
Actual 2008 Production	1,027	10,944

(1)	The differences due to timing of waterflood development are attributable to delays incurred in the unitization process.

Securities and Exchange Commission
April 13, 2009

Standardized Measure of Future Net Discounted Net Cash Flows, page F-47
9.	We note that in 2008 you estimated your future production costs to be more than $289 million less than in 2007, which is a 35% decline in future costs. We also note that your reserves declined by less than 15% during this same period including production. Please explain the reasons for the disparity in these percentages.
Response No. 9
     As described in detail below, there are four primary factors that cause the relationship between reduced future reserves and estimated future operating costs from 2007 to 2008 to appear to be unusual. These factors are: (1) significant upward revisions in estimated future production on many of Parallel’s Barnett Shale wells due to changes in pipeline capacity and compression, (2) downward reserve revisions related to Permian Basin oil properties which reduced future production costs disproportionately by eliminating or significantly shortening economic lives of marginal properties and, therefore, their higher per BOE operating costs, (3) a decrease in production costs directly related to reduced energy pricing which is particularly significant to Parallel’s Permian Basin oil properties, and (4) new wells in Parallel’s New Mexico Wolfcamp play which were completed at higher rates of production than Parallel’s historical type curve wells.
     1. Barnett Shale — Positive reserve revisions
Within Parallel’s Barnett Shale resource play, Parallel experienced an upward revision to reserves of approximately 4.4 Bcf. Without this significant upward revision, Parallel’s decrease in total reserves would have been approximately 11% higher. This upward revision was due primarily to increases in well performance brought about by increases in pipeline and gathering system capacities and improved compression. In addition, Parallel added approximately 9.0 Bcf in natural gas reserves due to new well discoveries in 2008. Total estimated future operating expenses for this area increased with these additions by approximately $9.3 million. However, due to the improved well performance, and to a lesser extent, reduced production and ad valorem tax costs, Parallel’s operating cost per Mcf actually went down from $2.31 per Mcf to $1.85 per Mcf.
     2. Permian Basin Oil — Marginal property revisions
Parallel’s Permian Basin oil properties experienced a downward revision to reserves of 8.9 MMBOE. This downward revision was primarily due to properties with lower projected margins reaching economic limits in earlier years at the prices used for the 2008 reserve study, versus the 2007 study or, in the case of certain proved undeveloped reserves, properties that became uneconomical to drill. This had the effect of decreasing average per BOE costs. Wells which were economical in 2007 but became non-

Securities and Exchange Commission
April 13, 2009

economical in 2008 due to pricing had future production costs associated with them of approximately $81.3 million.
     3. Permian Basin Oil — Costs directly affected by commodity price declines
Significantly lower 2008 year end commodity prices directly reduced certain costs, primarily production and ad valorem taxes, both of which have a particularly pronounced effect on Parallel’s Permian Basin oil property costs. For Parallel’s Permian Basin oil properties, estimated future production costs declined approximately $214.1 million, or from $23.59 per BOE to $18.64 per BOE. Production and ad valorem taxes (a component of production costs) went down from $6.82 per BOE to $2.87 per BOE.
     4. New Mexico Wolfcamp — Improved well performance
Within Parallel’s New Mexico Wolfcamp play, Parallel added approximately 14.9 Bcf of natural gas reserves during 2008 while quantity revisions to 2007 reserves were minimal. New wells added in 2008 had higher per well reserves and production than previous years additions. This improved well performance was brought about with technological advances in drilling and completion processes as well as concentrated drilling effort in those areas which have proved more productive. The area’s future average production cost per Mcf declined from $2.43 per Mcf to $1.74 per Mcf, an increase in future production costs of approximately $1.4 million.
Raymond James Institutional Investor Conference, March 11, 2009
10.	We note that you included information in the conference, specifically slides 12 through 31, about properties that appear to be significant to your operations. Revise your disclosure to provide any material information under “Properties” or “Management’s Discussion and Analysis of Financial Condition and Results of Operations” or tell us why you believe that is it not required.
Response No. 10
     With the exception of slides 20 and 21, which Parallel proposes to remove from future presentations, substantially all of the information included in slides 12 through 19 and 22 through 31 is either contained in Parallel’s 10-K or Form 8-K Reports, or both, or is easily calculable from the information in such reports. In the case of slide 20, we note that the major point of the slide, total lease operating expense, is disclosed on page 5 in Parallel’s 10-K. In the schedule below, we have set forth the designated slide and a corresponding filing where the same or substantially the same information is available.

Securities and Exchange Commission
April 13, 2009

Slide Number	Source

12 (Quarterly Net Drilling Production Volumes)	Form 8-K reporting field operations update furnished February 24, 2009

13 (Quarterly Production Comparison)	Form 8-K reporting field operations update furnished February 24, 2009

Form 8-K reporting field operations update furnished August 4, 2008

Form 8-K reporting field operations update furnished May 5. 2008

14 (Proved Reserve Volumes by Category)	Form 8-K reporting field operations update furnished February 24, 2009

15 (Proved Reserves Charts)	Form 8-K reporting field operations update furnished February 24, 2009

Pages 5 and 6 of Parallel’s 10-K

16 (CAPEX — 2009 Budget)	Form 8-K reporting field operations update furnished February 24, 2009

Pages 6, 8 and 9 of Parallel’s 10-K

Form 8-K reporting field operations update furnished November 4, 2008

17 (Areas of Operations)	Form 8-K reporting field operations update furnished February 24, 2009

Page 36 of Parallel’s 10-K

18 (Operational Focus)	Form 8-K furnished February 12, 2009

Form 8-K reporting field operations update furnished February 24, 2009

19 (Work-In-Progress)	Form 8-K reporting field operations update furnished February 24, 2009

Form 8-K furnished February 12, 2009

Pages 6, 8 and 9 of Parallel’s 10-K

20 (Lease Operating Expense Components)	To Be Removed from future presentations

21 (Single Well Rates of Return)	To Be Removed from future presentations

Securities and Exchange Commission
April 13, 2009

Slide Number	Source

22 (Barnett Shale Gas Project)	Form 8-K reporting field operations update furnished February 24, 2009

Form 8-K reporting field operations update furnished November 4, 2008

Pages 4, 6, 8 and 37 of Parallel’s 10-K

Form 8-K furnished February 12, 2009

23 (New Mexico Wolfcamp Gas Project)	Form 8-K reporting field operations update furnished February 24, 2009

Pages 6, 9 and 37 of Parallel’s 10-K

24 (Permian Basin of West Texas)	Form 8-K reporting field operations update furnished February 24, 2009

Form 8-K reporting field operations update furnished November 4. 2008

Pages 6, 9 and 37 of Parallel’s 10-K

25 (Core Permian Basin Oil Projects)	Calculable from Slide 13 and Table 1 in Form 8-K reporting field operations update furnished February 24, 2009

26 (Diamond M Canyon Reef)	Form 8-K reporting field operations update furnished February 24, 2009

Pages 9 and 37 of Parallel’s 10-K

27 (Carm-Ann San Andres)	Form 8-K reporting field operations update furnished February 24, 2009

Pages 9, 37 and 39 of Parallel’s 10-K

28 (Harris San Andres)	Form 8-K reporting field operations update furnished February 24, 2009

Pages 9, 37 and 39 of Parallel’s 10-K

29 (Fullerton San Andres)	Form 8-K reporting field operations update furnished February 24, 2009

Pages 9, 37 and 39 of Parallel’s 10-K

30 (Proved Reserves Information)	N/A — Cover page to slide 31

Securities and Exchange Commission
April 13, 2009

Slide Number	Source

31 (Proved Reserves Overview)	Form 8-K reporting field operations update furnished February 24, 2009

Pages 1, 5, 6, 37 and 47 of Parallel’s 10-K and calculable from such reports and Parallel’s Form 8-K reporting earnings furnished February 24, 2009
     The information in the slides that is not disclosed in, or that cannot be easily derived from, any of the above reference sources is described in Annex A to this letter (the “Other Website Information”). Other than the information contained in slides 20 and 21 which, as previously noted, Parallel will not use in future presentations, substantially all of the information in the slides has been previously disclosed as shown in the preceding schedule. In addition, we believe that the Other Website Information, considered in the context of the total mix of these prior disclosures, is not material to an investment decision. For these reasons, Parallel believes that amending its Form 10-K to repeat the information contained in other filings is not necessary. However, if the Staff disagrees, Parallel respectfully requests that it be allowed to begin including the subject information in the appropriate future filings.
     If any member of the Staff has questions regarding the foregoing, please contact Tommy Ortloff at (432) 683-3351 (main number) or (432) 688-1304 (direct line).
     We have included with this letter a written statement from Parallel containing the acknowledgments requested by the staff.

Very truly yours, LYNCH, CHAPPELL & ALSUP, P.C.
By:	/s/ Thomas W. Ortloff
Thomas W. Ortloff

cc:	Tracey L. McNeil (SEC) (via Federal Express) James Murphy (SEC)(via Federal Express)

ANNEX A

• Slide 15	— one pie chart labeled “Reserve Values by Category (SMOG = $308 Million)”

• Slide 18	— the bullet point labeled “Discretionary Components”

• Slide 24	— the reference to the 71% NRI and the following Project Attributes:
— Immature waterfloods
— Extensive secondary recovery value

• Slide 26	— the reference to the 76% NRI and the following Project Attributes:
— Canyon Reef formation at ~ 6,500’
— 30 MMBOE gross potential target based on analogous offset properties
— Infill drilling, waterflood enhancement and C02 implementation; and

the bullet point referencing “Reserves at 12-31-08 — 3.4 MMBOE — Total Proved Reserves”

• Slide 27	— the reference to the 67% NRI;

the reference to the following Project Attribute:

— San Andres — 4,900’ (40-acre well spacing on primary depletion); and

the bullet point referencing “Exploitation Opportunity”
— Infill drilling
— Waterflood implementation
— Stimulation of existing wells
— Step-out drilling

• Slide 28	— the reference to the 67.5% NRI;

the reference to “- San Andres — 4,900’ (40-acre spacing on primary depletion)” under the bullet point “Project Attributes”; and

the bullet point called “Exploitation Opportunity”
— Infill drilling
— Waterflood implementation
— Stimulation of existing wells
— Step-out drilling

• Slide 29	— the reference to the 74% NRI;

the references to the following Project Attributes;
— San Andres — 4,400’
— Immature waterflood
— Shallow decline rate
— Long reserve life

• Slide 31	— the reference to “- 50+ year ultimate life” under the bullet point called “Long-lived reserves”; and

the bullet point “Unbooked reserves — source of future proved reserve adds”

PARALLEL PETROLEUM CORPORATION
1004 North Big Spring, Suite 400
Midland, Texas 79701
Ph: 432-684-3727
Fax: 432-684-3905
April 13, 2009
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549-0405
Attn:	Tracey L. McNeil, Division of Corporate Finance

Re:	Parallel Petroleum Corporation Form 10-K for the Fiscal Year Ended December 31, 2008 Filed February 23, 2009
Dear Ladies and Gentlemen:
In connection with our response to the comment letter received from the Staff on March 31, 2009 regarding the above referenced matter, Parallel Petroleum Corporation (the “Company”) hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Parallel Petroleum Corporation
By:	/s/ Larry C. Oldham
Larry C. Oldham, President and
Chief Executive Officer